March 13, 2020

Max P. Bowman
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, MS 39209

       Re: Cal-Maine Foods, Inc.
           Form 10-K for the Fiscal Year Ended June 1, 2019
           Filed July 22, 2019
           File No. 001-38695

Dear Mr. Bowman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 1, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended June 2, 2018 Compared to Fiscal Year Ended June 3, 2017, page
30

1. We note that you have relied upon Instruction 1 to Item 303(a) of Regulation S-K to omit a discussion of the earliest of the three years and included a statement that identifies the location of such discussion in a prior filing. However, your disclosure does not expressly state that the information is incorporated by reference as required by Exchange Act Rule
      12b-23(e). Refer to Question 110.02 of the Regulation S-K Compliance & Disclosure
      Interpretations updated January 24, 2020 and revise future filings to properly incorporate the discussion by reference.
 Max P. Bowman
FirstName LastNameMax P. Bowman
Cal-Maine Foods, Inc.
Comapany2020
March 13, NameCal-Maine Foods, Inc.
Page 2
March 13, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences